[redacted]

08030517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 47643 |

SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Financial LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Drive Suite 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 443-541-8400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

PROCESSED

MAR 24 2008

THOMSON FINANCIAL

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Raymond J. Lucia, Sr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Financial LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

AMBER REED
Commission # 1554083
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

AMBER REED
Commission # 1554083
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2009

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LUCIA FINANCIAL, LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

## INDEPENDENT AUDITORS' REPORT

To the Member of Lucia Financial, LLC

We have audited the accompanying statement of financial condition of Lucia Financial, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Lucia Financial, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 22, 2008

# LUCIA FINANCIAL, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2007

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 31,743 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable | | 10,000 |
| **Member's equity** | | 21,743 |
| | $ | 31,743 |

*See accompanying notes to financial statement.*

# LUCIA FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENT

### 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

Lucia Financial, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a wholly-owned subsidiary of RJL Financial Network, LLC (the "Parent").

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i).

*Basis of Accounting*

The financial statement of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and in the format prescribed by Rule 17a-5 under the Securities and Exchange Act of 1934 for broker dealers in securities.

*Revenue Recognition*

Commissions revenue is the result of marketing services performed by the CEO of the Company for financial services companies. The CEO is registered as a representative of a non-affiliated broker-dealer and these marketing services are supervised by the non-affiliated broker-dealer. Because the nature of the marketing is via a radio broadcast to mass audiences, the Company cannot reasonably estimate the timing or amount of the revenue. Therefore, these marketing services revenues are recognized upon notification of such by the non-affiliated broker-dealer.

Other revenues consist of NASD's one-time payment of $35,000 to FINRA member firms.

*Use of Estimates*

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

*Income Taxes*

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying the financial statement. The member is required to report its proportional share of gains, losses, credits or deductions on its tax returns.

### 2. Related-party transactions

For the year ended December 31, 2007, the Company incurred $66,000 of expenses that were allocated by the Parent, and included in professional fees, rent and other operating expenses.

## 2. Related-party transactions (continued)

Also, the Company made a one-time payment to the Parent of $100,000 for management fees in recognition of the services provided by the Parent to the Company.

## 3. Net capital requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2007, the Company had net capital of $21,743, which was $16,743 in excess of its required minimum net capital of $5,000.



END